Exhibit 3.3

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 11:00 AM 10/18/2002
020644944 - 3581276

CERTIFICATE OF FORMATION

OF

DELAWARE EPL OF TEXAS, LLC

FIRST: The name of the limited liability company to be formed under the Delaware Limited Liability Company Act is Delaware EPL of Texas, LLC (the “Company”).

SECOND: The address of the Company’s initial registered office is 1209 Orange Street, Wilmington, Delaware 19801, County of New Castle, and the name of its initial registered agent at that address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned, as an authorized person of the Company, has executed this Certificate of Formation this 17th day of October, 2002.

David G. Dunlap